Exhibit 99.1

press release

ArcelorMittal Announces Offer to Purchase for Cash Any and All of its 3.600% Notes due 2024, 6.125% Notes due 2025 and 4.550% Notes due 2026

Title of Security	CUSIP/ISIN	Principal Amount Issued	Outstanding Principal Amount	Tender Consideration(1)
3.600% notes due 2024	03938L BB9/US03938LBB99	U.S.$750,000,000	U.S.$750,000,000	U.S.$ 1,076.50
6.125% notes due 2025	03938LAZ7/US03938LAZ76	U.S.$500,000,000	U.S.$256,893,000	U.S.$ 1,176.00
4.550% notes due 2026	03938L BA1/US03938LBA17	U.S.$750,000,000	U.S.$750,000,000	U.S.$ 1,130.00

(1)
Per U.S.$1,000 principal amount of Notes validly tendered and not validly withdrawn. Does not include Accrued Interest (as defined below) which will be payable to holders who tender Notes that are accepted for purchase by the Company.

June 17, 2021– 14:45 CET –  ArcelorMittal (the “Company” or “ArcelorMittal”) announces the launch of its tender offer (the “Offers” and each, an “Offer”) to purchase for cash, any and all of its series of 3.600% notes due 2024 (CUSIP 03938L BB9 / ISIN US03938LBB99) (the “2024 Notes”), its series of 6.125% notes due 2025 (CUSIP 03938LAZ7 / ISIN US03938LAZ76) (the “2025 Notes”) and its series of 4.550% notes due 2026 (CUSIP 03938L BA1 / ISIN US03938LBA17) (the “2026 Notes”, and together with the 2024 Notes and the 2025 Notes, the “Notes”).  Following the consummation of the Offers, the Notes that are purchased by the Company in the Offers will be retired and cancelled and no longer remain outstanding.

This announcement does not contain the full terms and conditions of the Offers, which are contained in the offer to purchase dated June 17, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the Notice of Guaranteed Delivery, and is subject to the offer restrictions set out below and more fully described in the Offer to Purchase.

Notes may be validly tendered at any time on or before 5:00 p.m., New York City time, on June 24, 2021, unless extended or earlier terminated (as may be extended or earlier terminated, the “Expiration Time”). Notes must be tendered in accordance with the procedures set forth in the Offer to Purchase. Subject to certain conditions, holders may tender Notes in the Offers pursuant to guaranteed delivery procedures by transmitting a Notice of Guaranteed Delivery to the Tender Agent prior to the Expiration Time, as described in more detail in the section “The Offers—Procedures for Tendering Notes—Guaranteed Delivery Procedure for Notes” in the Offer to Purchase.

With respect to the Notes validly tendered prior to the Expiration Date and not validly withdrawn and accepted for purchase by the Company, other than Notes tendered pursuant to the guaranteed delivery procedures, the Company expects to pay the notes tender consideration (the “Tender Consideration”), which is the U.S. dollar amount payable per U.S.$1,000 principal amount of the Notes set forth in the table above, together with any Accrued Interest (as defined below), to the holders thereof on the third Business Day after the Expiration Time (the “Any and All Settlement Date”). No early participation amount will be payable on the Notes. With respect to Notes tendered pursuant to the guaranteed delivery procedures and accepted for purchase by the Company, if any, the Company expects to pay the Tender Consideration, together with any Accrued Interest, to the holders thereof on the third Business Day after the Expiration Time. For the avoidance of doubt, interest will cease to accrue on the Any and All Settlement Date for all Notes accepted in the Offers, including any Notes tendered by the guaranteed delivery procedures.

The Tender Consideration will be payable in cash. In addition to the Tender Consideration, holders who tender Notes that are accepted for purchase by the Company pursuant to the Offers will also be paid accrued and unpaid interest from, and including, the immediately preceding interest payment date for the Notes to, but excluding, the Any and All Settlement Date (the “Accrued Interest”).

Notes tendered may only be withdrawn at or prior to 5:00 p.m., New York City time, on June 24, 2021 (such date and time, as the same may be extended, the “Withdrawal Deadline”) but, except as otherwise provided, not thereafter.

The relevant deadline set by the relevant clearing system or any intermediary for the submission of tender instructions may be earlier than the deadlines set out herein.

Concurrently with the Offers, ArcelorMittal is also announcing the commencement of an invitation (the “Invitation for Offers”) to non-U.S. holders outside of the United States to tender for cash certain euro-denominated notes (the “Euro Notes”) to offer to sell Euro Notes up to a maximum aggregate principal amount of $1.5 billion less the principal amount of Notes tendered pursuant to these Offers (the “Concurrent European Offer”). Invitations to the Concurrent European Offer are not open to any holder of such notes that is in the United States or a U.S. Person (as defined in Regulation S under the U.S. Securities Act of 1933, as amended) or a U.S. resident. If you are in the United States, a U.S. Person or a U.S. resident that holds any such notes, you may not offer to sell them pursuant to such invitation. You may not tender any notes in the Offers other than the Notes specified on the cover page of the Offer to Purchase. The Concurrent European Offer is not being made pursuant to the Offer to Purchase.

ArcelorMittal will fund the Offers and the Concurrent European Offer with existing cash resources. The Offers are being made to reduce the Company’s gross debt through the early repayment and cancelation of the Notes that are accepted for purchase pursuant to the Offers. Similarly, the Concurrent European Offer (as described and defined above, and on which these Offers are not conditional) is being made to reduce the Company’s gross debt through the early repayment and cancellation of the Euro Notes that are accepted for purchase pursuant to the Concurrent European Offer.

Citigroup Global Markets Limited, Credit Agricole Securities (USA) Inc., Goldman Sachs International, Intesa Sanpaolo IMI Securities Corp., Mizuho Securities USA LLC, SMBC Nikko Capital Markets Europe GmbH and Société Générale have been appointed to serve as dealer managers for the Offers (the “Dealer Managers”). D.F. King has been retained to serve as the information agent and tender agent in connection with the Offers.

For additional information regarding the terms of the Offers, please contact Citigroup Global Markets Limited by email at liabilitymanagement.europe@citi.com or by telephone at +44 20 7986 8969 or +1 800 558 3745 (toll free within the U.S.) or +1 212 723 6106 (collect) or Credit Agricole Securities (USA) Inc. by email at us.liabilitymanagement@ca-cib.com or by telephone at  +1 866 807 6030 (toll free within the U.S.) or +1 212 261 7802 (collect) or Goldman Sachs International by email at liabilitymanagement.eu@gs.com (London) or GS-LM-NYC@gs.com (New York) or by telephone at +44 207 552 6157 (London) or +1 800 828 3182 (toll free within the U.S.) or +1 212 357 1452 (collect) or Intesa Sanpaolo IMI Securities Corp. by email at DCM.Syndicate.NY@intesasanpaolo.com or by telephone at +1 800 477 9296 (toll free within the U.S.) or  +1 646 206 3662 (collect) or Mizuho Securities USA LLC by telephone at +44 20 7090 6134 (London) or +1 866 271 7403 (toll free within the U.S.) or +1 212 205 7736 (collect) or SMBC Nikko Capital Markets Europe GmbH by email at LM.EMEA@smbcnikko-cm.com or by telephone at +44 20 3527 7545 (London) or Société Générale by email at liability.management@sgcib.com or by telephone at +33 1 42 13 32 40 /+33 1 42 13 79 52 or +1 855 881 2108 (toll free within the U.S.) or +1 212 278 6964 (collect). Requests for documents and questions regarding the tender of Notes may be directed to D.F. King via e-mail: arcelormittal@dfkingltd.com or telephone: New York: +1 877-732-3619 (toll free within U.S.) or at + 1 212 269 5550 (collect) and +44 20 7920 9700 (London). All documents relating to the Offer, together with any updates, will be available via the Offer Website: https://sites.dfkingltd.com/ArcelorMittal.

The times and dates above are subject, where applicable, to the right of the Company to extend, re-open, amend, limit, terminate or withdraw an Offer, subject to applicable law. Accordingly, the actual timetable may differ significantly from the expected timetable set out above.

Holders should confirm with the bank, securities broker or any other intermediary through which they hold their Notes whether such intermediary needs to receive instructions from a holder before the deadlines specified above in order for that holder to be able to participate in, or withdraw their instruction to participate in, an Offer.

None of ArcelorMittal, the Dealer Managers or the information and tender agent makes any recommendation as to whether any holder of the Notes should tender or refrain from tendering all or any portion of the principal amount of the Notes.

Capitalized terms used and not defined herein have the meanings ascribed to them in the Offer to Purchase.

Important Information

This press release is neither an offer to purchase nor a solicitation to buy any Notes nor is it a solicitation for acceptance of the Offers. It is also not an invitation to any holder of the bonds which are subject of the Concurrent European Offer to offer to sell such bonds to the Company, which is being made by a separate Invitation for Offers. The Company is making the Offers only by, and pursuant to the terms of, the Offer to Purchase. The Offers are not being made to (nor will tenders of Notes be accepted from or on behalf of) holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. This announcement must be read in conjunction with the Offer to Purchase.

This announcement and the Offer to Purchase (including the documents incorporated by reference therein) contain important information which should be read carefully before any decision is made with respect to the Offers. If you are in any doubt as to the contents of this announcement or the Offer to Purchase or the action you should take, you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offers.
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European Economic Area. In any European Economic Area (“EEA”) member state (each, a “Member State”), the Invitation for Offers is only addressed to and is only directed at qualified investors within the meaning of Regulation (EU) 2017/1129 (as amended or superseded) (the “EU Prospectus Regulation”), in that Member State. Each person in a Member State who receives any communication in respect of the Invitation contemplated in the Invitation for Offers will be deemed to have represented, warranted and agreed to and with the Dealer Managers and the Company that it is a qualified investor within the meaning of Article 2(e) of each of the EU Prospectus Regulation.
United Kingdom restrictions. This announcement and the Offer to Purchase are for distribution only to persons who (i) are outside the United Kingdom; (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Order; (iv) are members or creditors of certain bodies corporate as defined by or within Article 43(2) of the Order; or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement and the Offer to Purchase are directed only at relevant persons and must not be acted or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
France. This announcement, the Offer to Purchase or any other documents or offering materials relating to the Offers have been distributed or caused to be distributed and will not be distributed or caused to be distributed in France, other than to qualified investors (investisseurs qualifiés), as defined in Article L. 411-2 1° of the French Code monétaire et financier and in Article 2(e) of the EU Prospectus Regulation. None of this announcement, the Offer to Purchase, nor any other such offering material has been submitted for clearance to the Autorité des marchés financiers. By participating in an Offer, an investor resident and/or located in France will be deemed to represent and warrant to the Company, the Dealer Managers and the Information and Tender Agent that it is a qualified investor.

Italy. None of this announcement, the Offers, the Offer to Purchase or any other documents or materials relating to the Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to applicable Italian laws and regulations.
The Offers are being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of Legislative Decree No. 58 of February 24, 1998, as amended (the “Consolidated Financial Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “Issuer’s Regulation”). The Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the Issuers’ Regulation.
Holders or beneficial owners of the Notes located in Italy may tender the Notes in the Offers through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Consolidated Financial Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended, and Legislative Decree No. 385 of September 1, 1993, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offers.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offers.
This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014.
About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 17 countries. In 2020, ArcelorMittal had revenues of $53.3 billion and crude steel production of 71.5 million metric tonnes, while iron ore production reached 58.0 million metric tonnes. Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future. ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 207 543 1128
Retail	+44 203 214 2893
SRI	+44 203 214 2801
Bonds/Credit	+33 171 921 026

Contact information ArcelorMittal Corporate Communications

E-mail:	press@arcelormittal.com
Paul Weigh	+44 203 214 2419